SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2012

Commission file number: 1-14872

SAPPI LIMITED
(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

INCORPORATION BY REFERENCE

Sappi Limited’s announcement, furnished by the Registrant under this Form 6-K, is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999, December 15, 2004 and February 2, 2010 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate”, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the impact of the global economic downturn, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, the emergence of new technologies and changes in consumer trends including increased preferences for digital media, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of restructurings, investments, acquisitions, dispositions and other strategic initiatives (including related financing), any delays, unexpected costs or other problems experienced in connection with dispositions or with integrating acquisitions or implementing restructurings or other strategic initiatives, and achieving expected savings and synergies, and currency fluctuations. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

Sappi Limited

Announcement

20 December 2012

Sappi Limited
Reg No 1936/008963/06
(Incorporated in the Republic of South Africa)
JSE Code SAP
ISIN code ZAE000006284
NYSE code SPP
(“Sappi” or “the Company”)

1.	Vesting of Conditional Share Awards Granted to Directors of Listed Company

In terms of paragraph 3.63 of the Listings Requirements of the JSE Limited, we hereby provide the following information regarding the vesting of conditional share awards granted by Sappi to the undermentioned directors of the Company and its major subsidiary companies.  The necessary authority in terms of paragraph 3.66 was obtained and these were off-market transactions:

Nature of transaction	:	Vesting of grants of conditional share awards in terms of the Sappi Limited Performance Share Incentive Plan.

Date of transaction	:	19 December 2012 (date participants informed of vesting)

Number of conditional Share awards granted	:	Various, see table below

Date of Grants	:	22 December 2008

Vesting period	:	4 years from date of grant

Percentage of grants vested	:	37.5%, see table below

Class of security	:	Ordinary shares

Extent of interest	:	Direct beneficial

Director’s Name	:	R J Boëttger
Company of which he is a director	:	Sappi Limited

Number of Grants Awarded	Number of Grants Vested	Value (R)

154 000	57 750	1 760 797.50

Director’s Name	:	H Boner
Company of which he is company secretary	:	Sappi Fine Paper Europe

Number of Grants Awarded	Number of Grants Vested	Value (R)

26 400	9 900	301 851.00

Director’s Name	:	H A de Jongh
Company of which he is a director	:	Sappi Southern Africa

Number of Grants Awarded	Number of Grants Vested	Value (R)

37 400	14 025	427 622.25

Director’s Name:	:	M Gardner
Company of which he is a director	:	Sappi Fine Paper North America

Number of Grants Awarded	Number of Grants Vested	Value (R)

88 000	33 000	1 006 170.00

Director’s Name	:	N N Maelane
Company of which he is a director	:	Sappi Southern Africa

Number of Grants Awarded	Number of Grants Vested	Value (R)

13 200	4 950	150 925.50

Director’s Name	:	S Manchester (Company Secretary)
Company of which	:	Sappi Fine Paper North America
she is a director

Number of Grants Awarded	Number of Grants Vested	Value (R)

33 000	12 375	377 313.75

Director’s Name	:	J M Miller
Company of which	:	Sappi Fine Paper North America
she is a director

Number of Grants Awarded	Number of Grants Vested	Value (R)

35 200	13 200	402 468.00

Director’s Name	:	C M Mowatt
Company of which	:	Sappi Southern Africa
he is a director

Number of Grants Awarded	Number of Grants Vested	Value (R)

37 400	14 025	427 622.25

Director’s Name	:	G Pearce
Company of which	:	Sappi Fine Paper Europe
he is a director

Number of Grants Awarded	Number of Grants Vested	Value (R)

38 500	14 438	440 214.62

Director’s Name	:	A Rossi
Company of which	:	Sappi Fine Paper North America, Sappi Southern Africa
he is a director

Number of Grants Awarded	Number of Grants Vested	Value (R)

55 000	20 625	628 856.25

Director’s Name	:	L Swartz
Company of which	:	Sappi Southern Africa, Sappi Fine Paper North America
she is a director

Number of Grants Awarded	Number of Grants Vested	Value (R)

44 000	16 500	503 085.00

Director’s Name	:	A Thiel
Company of which	:	Sappi Southern Africa
he is a director

Number of Grants Awarded	Number of Grants Vested	Value (R)

55 000	20 625	628 856.25

Director’s Name	:	G M Van Aarde
Company of which	:	Sappi Southern Africa
he is a director

Number of Grants Awarded	Number of Grants Vested	Value (R)

30 800	11 550	352 159.50

Director’s Name	:	A J W van der Merwe
Company of which	:	Sappi Southern Africa
he is a director

Number of Grants Awarded	Number of Grants Vested	Value (R)

28 600	10 725	327 005.25

Director’s Name	:	B Wiersum
Company of which	:	Sappi Fine Paper Europe
he is a director

Number of Grants Awarded	Number of Grants Vested	Value (R)

88 000	33 000	1 006 170.00

2.	Dealing in Securities by Directors of Listed Companies

In terms of paragraph 3.63 of the Listings Requirements of the JSE Limited, we hereby provide the following information regarding dealing in securities of Sappi by directors of the Company and its major subsidiaries.  The dealings were on-market transactions and clearances for the dealings were received in terms of Listings Requirement 3.66, as follows:

Director’s Name	:	R J Boëttger

Company	:	Sappi Limited

Date of transaction	:	19 December 2012

Nature of transaction	:	Sale of shares to defray taxation payable on 57 750 shares referred to under R J Boëttger in (1) above

Number of Shares sold	:	1) 7 164
2) 15 936
23 100

Selling price per share	:	1) R30.56
2) R30.55

Total Value	:	R705 776.61

Class of security:	:	Ordinary shares

Extent of interest		Direct beneficial

Director’s Name	:	H A de Jongh

Company	:	Sappi Limited

Date of transaction	:	19 December 2012

Nature of transaction	:	Sale of shares

Number of Shares sold	:	14 025

Selling price per share	:	R30.60

Total Value	:	R429 165.00

Class of security	:	Ordinary shares

Extent of interest		Direct beneficial

Director’s Name	:	J M Miller

Company	:	Sappi Limited

Date of transaction	:	19 December 2012

Nature of transaction	:	Sale of shares

Number of Shares sold	:	1) 1 332
2) 1 043
3) 10 656
4) 169
13 200

Selling price per share	:	1) R30.56
2) R30.59
3) R30.58
4) R30.57

Total Value	:	R403 638.10

Class of security	:	Ordinary shares

Extent of interest		Direct beneficial

Director’s Name	:	A Rossi

Company	:	Sappi Fine Paper North America, Sappi Southern Africa

Date of transaction	:	20 December 2012

Nature of transaction	:	Sale of shares

Number of Shares sold	:	1) 8 509
2) 12 116
20 625

Selling price per share		1) R30.59
2) R30.58

Total Value	:	R630 797.59

Class of security	:	Ordinary shares

Extent of interest		Direct beneficial

Denis O’Connor
Group Secretary
Sappi Limited
Tel +27 (0)11 407 8072
Fax +27 (0)11 339 1881
Denis.OConnor@Sappi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 21, 2012

SAPPI LIMITED,

by	/s/ L. Newman
Name: L. Newman
Title: Group Financial Controler